

PRESS RELEASE

GOLDCORP DECLARES SIXTH DIVIDEND PAYMENT OF 2003
INCREASING FREQUENCY TO MONTHLY

(All dollar amounts in United States dollars (US$))

Toronto, October 23, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its sixth dividend payment of 2003. This payment is for $0.015 per share and represents the first of its new monthly dividend payments. Shareholders of record at the close of business on Monday, November 3, 2003 will be entitled to receive payment of this dividend on Tuesday, November 11, 2003.

Goldcorp's management believes that **gold is in a bull market** and has continued to state its intention to increase its dividend payment as the gold price rises. With the gold price now recently reaching levels not seen in more than 7 years, the Company is extremely pleased to be able to deliver on this promise.

Goldcorp recently announced (October 21, 2003) its intention to **increase** the **total annual dividend payment by 20% to $0.18 per share** and to **increase** the **frequency** of payments to **12 times per year**, or monthly (from 6 times per year, or bi-monthly). For 2003, the Company intends to make one further monthly dividend payment of $0.015 per share in December. The first full year of monthly dividend payments starts in 2004.

"Increasing our shareholders' total return on their investment is a key element in our growth strategy" said Rob McEwen, Chairman and CEO of Goldcorp.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED** and now will pay a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is *better than* Money, Goldcorp is Gold!

For further information, please contact:	Corporate Office:
Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Fax: (416) 361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com